2801 Post Oak Blvd. Suite 600 Houston, Texas 77056 Tel: 713/960-9111 Fax: 713/960-9420

Via EDGAR and Federal Express

June 6, 2014

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westlake Chemical Partners LP

Registration Statement on Form S-1

Filed April 29, 2014

File No. 333-195551

Ladies and Gentlemen:

Set forth below are the responses of Westlake Chemical Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2014, with respect to the Registration Statement on Form S-1, File No. 333-195551, filed with the Commission on April 29, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of your corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of your comment or Amendment No. 1, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Securities and Exchange Commission

June 6, 2014

Draft Registration Statement on Form S-1

General

1.	We will process this filing and your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

RESPONSE: We will include a price range in an amendment to the Registration Statement at the time such information is known. Further, we acknowledge that the Staff will need sufficient time to review this amendment prior to circulation of the preliminary prospectus and may have further comments when the price range and related information have been included.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act. Please provide that information in your next amendment to allow us sufficient time to review your disclosure.

RESPONSE: We acknowledge the Staff’s comment and, with respect to certain omitted information, will provide such information in an amendment to the Registration Statement at the time such information is known. We undertake to provide in future amendments all omitted information in the Registration Statement that we are not entitled to omit under Rule 430A under the Securities Act prior to any distribution of the preliminary prospectus. Furthermore, we acknowledge that the Staff will need sufficient time to review our complete disclosure and may have further comments when the information has been included.

3.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

RESPONSE: We acknowledge the Staff’s comment and undertake to provide the requested information, including having a representative of FINRA call the Staff to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and that it has no objections.

4.	Please provide us with copies of any additional artwork or other graphics you intend to use in your prospectus.

RESPONSE: We acknowledge the Staff’s comment and expect to include all artwork in a future amendment to the Registration Statement.

Securities and Exchange Commission

June 6, 2014

5.	Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

RESPONSE: We acknowledge that sales material is subject to the Staff’s review and comment. We confirm that no sales material will be given to any prospective investors in connection with the offering other than a preliminary prospectus.

We intend to conduct a “road show” in connection with the offering that will include a slide show presentation. Hard copies of the slide show presentation will not be distributed to prospective investors.

As disclosed in the underwriting section of the prospectus, we intend to reserve common units for sale under a directed unit program. In connection with the directed unit program, we will send materials to the participants at or after the time the preliminary prospectus is distributed.

Prospectus Cover Page

6.	Please revise your cover page to disclose in the bullet point list of risks that on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on all of your units, including your subordinated units for the year ended December 31, 2013. Please specify how many of the previous four quarters would have experienced such a shortfall, including the amount of the shortfall for each quarter.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the cover page of the prospectus.

7.	Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering. See Section II.B.3.a. of Release No. 33-6900.

RESPONSE: We acknowledge the Staff’s comment and have revised the cover page of the Registration Statement to include a footnote, which we will complete in a future amendment to the Registration Statement, to disclose the percentage of the offering proceeds that will be available to the Partnership after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.

Securities and Exchange Commission

June 6, 2014

Table of Contents

8.	Please remove the disclosure in the paragraph under the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

RESPONSE: We acknowledge the Staff’s comment and respectfully observe that the prospectus can necessarily only be accurate as of the date it was prepared. Developments may occur from time to time that may cause the prospectus to become out of date or inaccurate as of and after the date of such developments. In addition, certain of the information in the prospectus is presented as of a specific date (e.g., balance sheet data) and may be different at the later time the prospectus is issued. We acknowledge that we are responsible for updating the prospectus during this offering to contain all material information and have revised the identified disclosure on Page iv of Amendment No. 1 to clarify that the prospectus will be updated to the extent required by federal securities laws.

Prospectus Summary, page 1

9.	Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 to 9 of Amendment No. 1.

Our Management, page 7

10.	Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 9 of Amendment No. 1.

Organizational Structure, page 10.

11.	Please revise the chart to disclose the 90% interest of Westlake Chemical Corporation and 10% interest of Westlake Chemical Partners LP in Westlake Chemical OpCo LP and the percentage interest of each of Westlake Chemical Corporation, Westlake Chemical Partners GP LLC and the Public Unitholders in Westlake Chemical Partners LP.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect the 90% interest of Westlake Chemical Corporation and certain of its subsidiaries and the 10% interest of the Partnership in Westlake Chemical OpCo LP. Please see page 12 of Amendment No. 1. We will provide information regarding the percentage interest in the Partnership of each of Westlake Chemical Corporation, Westlake Chemical Partners GP LLC and the public unitholders in a future amendment to the Registration Statement at the time such information is known.

Securities and Exchange Commission

June 6, 2014

12.	We note the disclosure in footnote one. Please also disclose the percentage of common units if the overallotment option is exercised by the underwriters.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 12 of Amendment No. 1.

Material Federal Income Tax Consequences, page 14

13.	Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion. Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in the units.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 17 of Amendment No. 1.

Risk Factors, page 18

We are substantially dependent on Westlake for our cash flows…, page 18

14.	We note that Westlake is not obligated to purchase ethylene during any period during which OpCo’s facilities are not operating due to scheduled or unscheduled maintenance or turnarounds. Please revise your risk factor to specify the periods during which you anticipate that OpCo’s facilities will not operate due to maintenance or turnarounds and specify any material impact you anticipate on OpCo’s results of operations or your ability to make distributions to your unitholders.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to reflect the range of downtime we typically expect in connection with planned turnarounds. Please see page 21 of Amendment No. 1. We do not typically require downtime for scheduled maintenance. Additionally, we cannot forecast the specific periods during which our facilities will be down due to unplanned maintenance.

Securities and Exchange Commission

June 6, 2014

OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility…, page 21

15.	We note that the indentures governing Westlake’s senior notes and Westlake’s credit facility prevent OpCo from making distributions to you in specified circumstances. Please advise as to the consideration you gave to filing the indentures and credit facility as exhibits to the registration statement.

RESPONSE: We acknowledge the Staff’s comment and have updated the exhibit index of the Registration Statement to include the indentures and credit facility. Please see the revisions beginning on page II-4 of Amendment No. 1.

Our production facilities process volatile and hazardous materials…, page 24

16.	We note the disclosure “according to some experts”. Please identify or provide examples of the “experts” referenced in your disclosure.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the reference to “some experts”. Please see page 28 of Amendment No. 1.

Use of Proceeds, page 40

17.	We note that you plan you plan to use part of the proceeds of the offering to purchase a limited partner interest in OpCo, and that this interest will be in addition to a percentage interest contributed to you by Westlake. Please disclose here or elsewhere as appropriate the current ownership of OpCo and whether the amount you pay to purchase the limited partner interest will be paid to Westlake or another entity or current owner of the interest. Please also disclose the amount of the proceeds that will be used to purchase the limited partner interest.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure to indicate that Westlake currently owns all of OpCo’s limited partner interests. Please see page 10 of Amendment No. 1. We have also clarified that the additional limited partner interest in OpCo will be purchased from OpCo itself and not from Westlake. Please see pages 10, 13, and 44 of Amendment No. 1. We respectfully note that the amount of proceeds that will be used to purchase the additional limited partnership interest in OpCo will be disclosed in a future amendment to the Registration Statement and will be the first number that appears under “Use of Proceeds” (i.e. “We intend to use the estimated net proceeds of approximately $ million from this offering… to purchase from OpCo a % limited partner interest….”) and that OpCo’s expected use of the proceeds is described in the first sentence in “Use of Proceeds”.

Capitalization, page 41

18.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

RESPONSE: We acknowledge the Staff’s comment and have expanded the discussion shown in the notes to the capitalization table on page 45 of Amendment No. 1 to describe how each pro forma amount was computed, including discussing any significant assumptions and estimates used to arrive at the pro forma amounts.

Securities and Exchange Commission

June 6, 2014

Cash Distribution Policy and Restrictions on Distributions, page 44

19.	We note your disclosures on page 56 in which you note that distributions will either be related to “operating surplus” or “capital surplus.” Please tell us what consideration you gave to disclosing your operating surplus and capital surplus for fiscal year 2013 and providing investors with an understanding as to how your operating surplus and capital surplus correlates to your estimated Distributable Cash Flow measure.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to provide investors with a description of how operating surplus and capital surplus correlate to estimated distributed cash flow. Please see page 57 of Amendment No. 1.

20.	Your presentation of Distributable Cash Flow appears to be a non-GAAP measure. In this regard, please address the following:

•	Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K;

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 51 of Amendment No. 1.

•	The title and the purpose of the measure indicate that this is a liquidity measure. In this regard, please also provide a reconciliation to a US GAAP liquidity measure. If you continue to believe that the non-GAAP measure is only a performance measure, please revise the title of the measure to something more descriptive of its purpose and ensure that the revised title does not include the word “cash”; and

Response: We acknowledge the Staff’s comment and respectfully note that the term “distributable cash flow” is widely used by master limited partnerships (“MLPs”) to approximate the amount of revenue generated by an MLP that, when rendered to cash, will be available to be distributed by the MLP to its partners. Distributable cash flow is typically defined as EBITDA, less maintenance capital expenditures and cash paid for interest or taxes, and is occasionally adjusted for other non-cash or non-recurring items. Because of the typical definition of EBITDA, distributable cash flow is effectively calculated as net income, plus depreciation and non-cash interest and taxes, less maintenance capital expenditures. Most MLPs present distributable cash flow as a performance metric, and reconcile only to net income (and EBITDA as an intermediate step in the reconciliation).

Securities and Exchange Commission

June 6, 2014

We believe presenting distributable cash flow computations based on adjustments to net income and EBITDA is an appropriate and useful presentation. We believe that EBITDA is a well-established measure among MLP investors that is used primarily to assess performance trends among different reporting periods, as well as to make performance comparisons with other MLPs. Moreover, the presentation of forecasted and pro forma EBITDA and distributable cash flow (or a measure titled “cash available for distribution,” which is calculated in substantially the same manner) in MLP initial public offering registration statements has been a well-established practice for many years and is familiar to MLP investors. We believe that significant departure from this practice would likely be confusing to investors.

We believe that EBITDA can be used both as a performance measure and as a liquidity measure. As such, we have reconciled historical EBITDA to both historical net income and historical cash flow from operating activities, while reconciling pro forma EBITDA and forecasted EBITDA only to pro forma net income and forecasted net income, respectively. Similarly, while we believe distributable cash flow is primarily a performance measure, it can also be viewed as a liquidity measure, and though we do not present it as such in the Registration Statement, we may do so following the offering. Because we only present distributable cash flow on a pro forma and forecasted basis, we have reconciled it only to pro forma net income and forecasted net income, respectively, and are unable to reconcile it to pro forma or forecasted cash flow from operating activities as we did not present a pro forma or forecasted statement of cash flows. If we were able to reconcile pro forma or forecasted distributable cash flow to cash flow from operating activities, we would generally expect working capital changes and maintenance capital expenditures to be the primary differences between distributable cash flow and cash flow from operating activities. In that regard, we respectfully note to the Staff that maintenance capital expenditures are separately presented in our pro forma and forecasted computations of distributable cash flow. We do not expect changes in working capital to be significant. As a result, we believe that the pro forma and forecasted computations of distributable cash flow as presented in Amendment No. 1 under “Cash Distribution Policy and Restrictions on Distributions” are sufficiently clear to investors and not misleading, and are useful in demonstrating the ability of our business to generate revenue that will result in cash flows sufficient to support the payment of the minimum quarterly distribution for the pro forma and forecast periods presented.

Following our initial public offering, we undertake to reconcile historical distributable cash flow to both historical net income and historical cash flow from operating activities when distributable cash flow is presented in future Exchange Act reports and Securities Act registration statements.

•	It is not clear why you are presenting EBITDA as part of your current reconciliation from net income to estimated distributable cash flow for Westlake Chemical Partners LP. Please advise. Alternatively, please reconcile directly between net income and estimated distributable cash flow for Westlake Chemical Partners LP.

Securities and Exchange Commission

June 6, 2014

RESPONSE: As stated above, distributable cash flow is typically defined as EBITDA, less maintenance capital expenditures and cash paid for interest or taxes and most MLP initial public offering registration statements present distributable cash flow (or cash available for distribution) as net income, adjusted to calculate EBITDA, and further adjusted to present distributable cash flow.

21.	Please disclose whether the partnership agreement, or any other relevant contract, requires that the amounts of actual distributions be either defined, limited or measured based on the Distributable Cash Flow calculation presented in your filing.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 54 of Amendment No. 1.

22.	Given that you will pay distributions on a quarterly basis, please tell us what consideration you gave to providing the pro forma and estimated distributable cash flow information correspondingly on a quarterly basis.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to present pro forma and estimated distributable cash flow on a quarterly basis. Please see pages 52 to 57 of Amendment No. 1.

23.	Please revise your disclosure to indicate what quarterly distributions would have been for the most recent four fiscal quarters, including quantifying any shortfalls.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to show how much distributable cash flow we could have distributed for the year ended December 31, 2013 and the twelve months ended March 31, 2014, and for each of the four fiscal quarters in such periods. We also show, for the relevant fiscal quarters, the amount of any shortfall compared to the amount of cash necessary to pay the full minimum quarterly distribution for such period. Please see pages 50 and 51 of Amendment No. 1.

24.	In regards to the assumption used to arrive at your estimated distributable cash flow for the twelve months ended June 30, 2015, please address the following:

•	Please expand your disclosures to better explain your assumption that gross profit will increase though revenues will decrease considering that it appears Westlake Chemical Corporation’s purchase price will generally equal OpCo’s estimated variable costs plus a fixed $0.10 per pound margin; and

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to explain our forecasted increase in net income and decrease in revenues. Please see page 59 of Amendment No. 1.

•	You expect a lower allocation of selling, general and administrative expenses in accordance with the omnibus agreement. Please address why this agreement would not be reflected in your pro forma financial information as well as why it will result in a decrease of selling, general and administrative expenses.

Securities and Exchange Commission

June 6, 2014

RESPONSE: We acknowledge the Staff’s comment and note that we do expect a lower allocation of selling, general and administrative expenses to OpCo than was historically allocated to the Predecessor, as a result of entry into the omnibus agreement. The omnibus agreement requires OpCo to reimburse Westlake for certain direct and indirect expenses incurred by the Westlake parties. A portion of management’s incentive compensation primarily related to the activities and earnings retained by Westlake has not been allocated to Westlake Chemical Partners LP pursuant to the omnibus agreement for the forecast period ending June 30, 2015.

We updated the unaudited pro forma financial statements to reflect the provisions of the omnibus agreement that have lowered the allocation of selling, general and administrative costs for incentive compensation costs that will be retained by Westlake.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015, page 49

25.	Please remove the language in the last paragraph on page 50 stating that you do not undertake any obligation to update your assumptions to reflect events or circumstances after the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 55 of Amendment No. 1.

Management’s Discussion and Analysis

Capital Resources and Liquidity, page 79

26.	Please revise your disclosure to describe in appropriate detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements. For example, we note that OpCo has guaranteed and is a restricted subsidiary under Westlake Chemical Corporation’s indentures governing their senior notes as well as under their credit facility.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 86 and 87 of Amendment No. 1.

Capital Expenditures, page 80

27.	Please disclose your expected capital expenditures for 2014. Refer to Item 303(a)(2)(i) of Regulation S-K.

Securities and Exchange Commission

June 6, 2014

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 88 of Amendment No. 1.

Business, page 92

Technology, page 99

28.	We note the various licenses in this section relation to the steam process and recovery technology used by OpCo. To the extent that any of these licenses represent material contracts under Item 601(b)(10) of Regulation S-K, please file them as exhibits to the registration statement.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we do not believe that any of OpCo’s licenses relating to its steam process and recovery technology represent material contracts under Item 601(b)(10) of Regulation S-K.

Books and Reports, page 145

29.	Please tell us why the annual reports will be provided within 105 days instead of 90 days of the end of the fiscal year and quarterly reports will be provided within 50 days of the end of the quarter rather than within 45 days. See Part 15 of Industry Guide 5.

RESPONSE: We acknowledge the Staff’s comments and respectfully advise the Staff that the referenced provisions of our limited partnership agreement match the current longest filing deadlines for Forms 10-K and 10-Q, taking into effect the additional 15 day and 5 day periods provided in Rule 12b-25. We believe the description of the partnership agreement provisions complies with Part 15 of Industry Guide 5.

Material U.S. Federal Income Tax Consequences, page 149

Taxation of the Partnership, page 149

30.	We note that you are providing a firm conclusion regarding your treatment as a partnership for federal tax purposes. Accordingly, please remove the word “generally” from this discussion and please delete the statement in the first sentence in this section that you “expect” to be treated as a partnership. See Section II.C. of Staff Legal Bulletin No. 19 (October 14, 2011) and Item 12 of Industry Guide 5.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the revisions starting on page 157 of Amendment No. 1.

Securities and Exchange Commission

June 6, 2014

Tax Consequences of Unit Ownership, page 151

31.	Please revise this section to remove the uncertainty that appears throughout this section, such as under “Treatment of Distributions,” “Limitations on Deductibility of Losses,” “Limitations on Interest Deductions,” etc. In particular, please remove the words “generally” and “may” from the discussion and instead provide a “will” opinion. Alternatively, please revise to clearly state that the opinion is subject to a degree of uncertainty and describe the degree of uncertainty, explain why a “will” opinion cannot be provided, and provide adequate risk factor disclosure setting forth the tax risks to investors.

RESPONSE: We acknowledge the Staff’s Comment and have revised the Registration Statement to remove unintended uncertainty with respect to material tax consequences to investors. There remain, however, certain instances in which the disclosure describes a general rule with immaterial exceptions. Although such exceptions are not anticipated to be relevant to potential investors, we feel it is appropriate to acknowledge that the rules may have exceptions. Because an investor’s tax consequences may depend upon such investor’s particular circumstances, the disclosure encourages potential investors to consult with their own tax advisors with respect to their particular consequences. We respectfully submit that we do not believe that providing additional disclosure on such matters would provide investors with additional material information. To the contrary, we believe that adding disclosure to provide “will” opinions on such ancillary points would add extensive disclosure that is more likely to confuse than inform potential investors. Moreover, we believe that the disclosure with respect to these points is consistent with the disclosure in other registration statements filed in connection with master limited partnership initial public offerings.

Disposition of Units, page 156

32.	Please revise your disclosure in this section to address the requirements of Item 12.H of Industry Guide 5.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 164 to 166 of Amendment No. 1.

Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1

33.	Please disclose what consideration you gave to reflecting the impact of the services, site lease, and omnibus agreements with Westlake Chemical Corporation in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment. Regarding the omnibus agreement, pursuant to Rule 11-02(b)(6), we have revised the unaudited pro forma combined carve-out financial statements in Amendment No. 1 to reflect a lower allocation of selling, general and administrative expenses to OpCo than what was historically allocated to the Predecessor. The omnibus agreement requires OpCo to reimburse Westlake for certain direct and indirect expenses incurred by Westlake. A portion of the management incentive compensation primarily related to the activities and earnings retained by Westlake has been reflected as a pro forma adjustment as

Securities and Exchange Commission

June 6, 2014

it would not have been allocated to the Partnership pursuant to the omnibus agreement (please see page F-8 of Amendment No. 1). This is due to the fact that the management incentive compensation, prior to allocation, was calculated based on the totality of the earnings and activities reflected in the Predecessor financial statements. As some of the earnings and activities are retained by Westlake, the management incentive compensation cost to be allocated to OpCo will be lower than what was allocated to the Predecessor.

We respectfully note that the services agreement provisions were carefully considered in preparing the unaudited pro forma combined carve-out financial statements. As disclosed in adjustment (i) in the notes to the unaudited pro forma combined carve-out financial statements, the services agreement is not expected to have an impact on the Predecessor’s historical ethylene conversion costs, a component of ethylene manufacturing costs together with feedstock costs. As such, the Predecessor’s ethylene conversion costs were not adjusted for pro forma purposes and pro forma cost of sales reflects actual 2013 historical ethylene manufacturing costs of the Predecessor.

We respectfully refer the Staff to page 126 of Amendment No. 1, where it is disclosed that the site lease agreements provide that Westlake will lease to OpCo the real property underlying Lake Charles Olefins and Calvert City Olefins and grant OpCo easements and rights of way necessary for OpCo to operate the units at those ethylene production facilities. We further disclose that the rent due from OpCo to Westlake under the site lease agreements will be $1 per site per year. Accordingly, after carefully considering the provisions of the site lease agreement, we concluded that no adjustment is necessary to the unaudited pro forma combined carve-out financial statements.

34.	Please disclose how you will determine how many common units and subordinated units will be issued to the subsidiaries of Westlake Chemical Corporation in exchange for the transfer of the limited partner interest in OpCo and a 100% interest in Westlake Chemical OpCo GP.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the revisions on page F-1 of Amendment No. 1.

35.	Please better clarify in your disclosures how you arrived at pro forma net sales and cost of sales amounts by addressing the following:

•	For adjustment (h), please show how you arrived at the amount reflected as price changes related to OpCo’s execution of the Ethylene Sales Agreement with Westlake; and

RESPONSE: We acknowledge the Staff’s comment and respectfully note, regarding adjustment (h), that the price changes related to OpCo’s execution of the Ethylene Sales Agreement were calculated as (x) the difference between the average historical sales price and the average pro forma sales price per pound of ethylene sold to Westlake after giving effect to the provisions of the Ethylene Sales Agreement, multiplied by (y) 95% of actual ethylene

Securities and Exchange Commission

June 6, 2014

production, being the volume assumed to have been sold to Westlake for pro forma purposes, for the respective periods presented. We have added a footnote to the pro forma combined carve-out financial statements with this explanation. Please see page F-7 of Amendment No. 1.

•	It appears that the only adjustment to third party net co-product, ethylene and feedstock sales is adjustment (g) which reflects the elimination of activity related to the resale of ethylene and feedstock that will not be part of OpCo’s operations. The last sentence on page F-6 indicates that pro forma ethylene sales to third parties reflects 5% of actual 2013 ethylene production. Please help us understand why there would not need to be a pro forma adjustment in order to reflect the 5% of actual ethylene production.

RESPONSE: We acknowledge the Staff’s comment. For the pro forma period historical volumes of ethylene sold to both Westlake and third-parties far exceeded historical ethylene production volumes. The excess volume is all attributed to trading activities that are a part of the portion of Westlake’s ethylene business that will remain with Westlake following this offering. As it relates to ethylene sold to third parties, the price per pound assumed for pro forma purposes reflects the 2013 historical price achieved on such third party ethylene sales. Therefore, considering that the price per pound assumed for pro forma purposes equals the historical price per pound reflected in the Predecessor, the pro forma adjustment for third-party ethylene sales can be thought of as entirely related to the excess volume (i.e. trading volume) that will be retained by Westlake. We have revised the Registration Statement to move the wording referring to third-party ethylene sales from adjustment (h) to adjustment (g) to clarify the composition of pro forma third-party ethylene sales. Please see page F-7 of Amendment No. 1.

36.	Please confirm there are no planned distributions to your sponsor. If so, we remind you of the presentation and disclosure requirements per SAB Topic 1:B.3.

RESPONSE: We acknowledge the Staff’s comment and confirm that there are no planned distributions to our sponsor.

37.	In regards to pro forma net income per unit, please ensure you address the following:

•	Please disclose how many offerings units were included in your computation and how many were excluded and explain why;

RESPONSE: We acknowledge the Staff’s comment. The pro forma net income per unit calculation will include all offering units, and it will exclude none. We have revised the Registration Statement to add an explanation to the pro forma net income per unit footnote on page F-9 of Amendment No. 1 to disclose the number of offering units included in the computation of pro forma net income per unit. The number of offering units included in the calculation will be disclosed when we disclose the price range for the offering and are able to calculate the resulting number of offering units.

Securities and Exchange Commission

June 6, 2014

•	Please ensure your disclosures clearly show how you computed your pro forma net income per unit amounts, including the income amounts allocated to different unitholders; and

RESPONSE: We computed pro forma net income per unit using the two class method, assuming that distributions were declared during the pro forma period in an amount equal to pro forma net income. We have updated the discussion of pro forma net income per unit on page F-9 to clarify these assumptions. The actual amounts of pro forma net income allocated to common and subordinated unitholders for purposes of the pro forma net income per unit calculation will be disclosed on the face of the unaudited pro forma combined carve-out statement of operations once the offering price range is disclosed and the resulting number of offering units is calculated.

•	Please help us better understand your basis for assuming that no incentive distribution rights would be paid based on your cash distribution policy as outlined beginning on page 56.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. As disclosed on page F-9 of Amendment No. 1, the calculation of pro forma net income per unit is calculated as if pro forma net income had been distributed as cash. Upon populating the number of units, the amount of the minimum quarterly distribution and the table showing the marginal percentage interest in distributions by the incentive distribution rights holders based on the distribution provisions in our limited partnership agreement, it will be shown that the amount of cash necessary to result in a distribution to the incentive distribution rights holders will be substantially higher than total pro forma net income.

38.	You will control, and therefore consolidate, OpCo through your ownership of its general partner. Please help us better understand how you determined that you will control and should therefore consolidate OpCo. Please file as an exhibit the contract which identifies the rights and obligations of both limited partners and general partners of OpCo and provide us with an analysis based on this contract which supports your basis for consolidation. Your analysis should cross-reference to the specific contractual provisions that you are relying on to establish control as well as refer to the specific accounting guidance you considered in determining the appropriate conclusion.

RESPONSE: To determine which entity should consolidate OpCo, we analyzed the terms and conditions in the form of Amended and Restated Agreement of Limited Partnership of Westlake Chemical OpCo LP (the “OpCo Limited Partnership Agreement”), which is filed as Exhibit 10.9 to Amendment No. 1, as well as OpCo’s other contractual arrangements.

1. We first considered whether OpCo qualifies for the business scope exception under the variable interest entity (“VIE”) subsections of ASC 810-10 or any other consolidation scope exceptions under ASC 810-10-15 and determined that none of the scope exceptions apply.

2. We next considered whether OpCo’s limited partners (as set forth in Schedule I of the OpCo Limited Partnership Agreement) and OpCo’s general partner (Westlake Chemical OpCo GP LLC or the “GP”) have variable interests in OpCo under ASC 810-10-20. We based the

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determination of OpCo’s variable interests on a qualitative assessment of the variability OpCo was designed to create and pass along to its interest holders, as set forth under ASC 810-10-25. In the context of its contractual arrangements, we identified a number of risks that expose OpCo to variability in the fair market value of its assets, as well as its ability to generate sufficient cash flows. These risks include indirect commodity price risk with respect to changes in the fair value of OpCo’s property (including land); operational risk associated with selling ethylene production, and resulting co-products, to third parties; and operational risk associated with OpCo’s plants being able to perform as contracted, including risks associated with inefficient operations of the ethylene production facilities.

After identifying the key risks faced by OpCo, we assessed the purpose for which OpCo was designed and the variability it was intended to create and pass along to its variable interest holders. We then considered the “by-design” variability to determine OpCo’s variable interests, and ultimately its primary beneficiary, as prescribed by ASC 810-10-25.

OpCo will issue 90% and 10% of its limited partner interests to Westlake and the Partnership, respectively, all of its non-economic general partner interest to the GP, our wholly owned subsidiary and will assume a promissory note to Westlake. For purposes of assessing the variable interests in OpCo, we considered the equity interests in OpCo held by both the GP and the Partnership together as one party based on the Commission’s view, expressed at the 2006 AICPA Conference on SEC and PCAOB Developments. Accordingly, in the context of the variable interests and primary beneficiary assessments, the equity interests of the GP and the Partnership can be thought of as being one related interest. As the fair market value of OpCo’s assets changes, so will the value of OpCo’s equity interests held by OpCo’s partners, as well as the creditworthiness of OpCo’s note held by Westlake. Similarly, losses/residual returns resulting from OpCo’s operations will directly affect the value of OpCo equity interests held by OpCo’s partners. As a result, we concluded that the variable interests that absorb the “by-design” variability are OpCo’s equity interests held by Opco’s partners, as well as the promissory note issued to Westlake.

3. We utilized the guidance contained on ASC 810-10-15 to assess whether OpCo is a variable interest entity. We concluded OpCo is a VIE under ASC 810-10-15-14(c), given that OpCo exhibited:

a)	Disproportionality of voting rights to economic interests – the GP, and ultimately the Partnership through its control of the GP, will hold all voting rights to control and manage the day to day business and affairs of OpCo, as set forth in “Article VI – Management and Operations of Business” of the OpCo Limited Partnership Agreement; yet the Partnership has 10% of the economics of OpCo. The remaining 90% of OpCo’s economics accrue to Westlake, an investor with no rights to direct the day to day business of OpCo (see “Article IV– Capital Contributions; Percentage Interests,” of the OpCo Limited Partnership Agreement). Accordingly, Westlake has disproportionately low voting rights relative to its economic interest in OpCo; and

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b)	Substantially all of OpCo’s activities will be conducted on behalf of Westlake, the investor with disproportionately fewer voting rights, and its related parties – we considered qualitative factors such as the principal purpose of OpCo (i.e., to conduct a business that is uniquely complementary to a significant business operation of Westlake), as well as quantitative aspects, such as 90% of OpCo’s economics accruing to Westlake through its equity ownership, with the remaining 10% accruing to the Partnership, a related party of Westlake, as well as the fact that Westlake will take a substantial majority of OpCo’s output. Based on these factors, we concluded that substantially all of OpCo’s activities were conducted on behalf of Westlake, the investor with disproportionately fewer voting rights, and its related parties.

4. We assessed the guidance of ASC 810-10-25 and concluded that the Partnership is OpCo’s primary beneficiary as (i) it has the power to direct activities that most significantly impact OpCo’s operating performance, and (ii) the obligation to absorb losses of OpCo that could potentially be significant to OpCo or the right to receive benefits from OpCo that could potentially be significant to OpCo.

In determining which of OpCo’s partners have the right to direct the activities that most significantly impact OpCo’s operating performance, we considered “Article VI – Management and Operations of Business,” of the OpCo Limited Partnership Agreement, which provides that “all powers to control and manage the business and affairs of OpCo shall be vested exclusively in OpCo’s general partner; and OpCo’s limited partners shall not have any power to control or manage OpCo.” We concluded that OpCo’s limited partners were granted only protective rights as they consist of the right to block the GP from effecting any merger or consolidation involving OpCo, effecting any sale or exchange of all or substantially all of OpCo’s assets and dissolving or liquidating OpCo, among others (see “Article VI – Management and Operations of Business” and “Article VII – Rights and Obligations of Limited Partners”, of the OpCo Limited Partnership Agreement). In addition, we concluded that OpCo’s limited partners were not afforded substantive kick-out rights as the GP may be removed or replaced only with the written consent of OpCo’s general partner and limited partners having at least 95% of the partnership interest in OpCo (see “Article VI – Management and Operations of Business” of the OpCo Limited Partnership Agreement). Based on the Commission’s view expressed at the 2006 AICPA Conference on SEC and PCAOB Developments that it would be appropriate to consider the GP interest directly held by the Partnership and the LP interest directly held by the Partnership in the aggregate for decision making purposes as they are very closely associated, we concluded that the GP’s interest through which it asserts control can be considered in combination with the interest of its parent (i.e., the Partnership). Additionally, we note that the GP has no other assets and therefore we have looked through the GP for purpose of such analysis and conclusion. Accordingly, the Partnership is able to unilaterally make the key decisions affecting OpCo through its control of the GP.

The assessment of whether or not the Partnership has the right/obligation to absorb losses/receive returns that are significant to OpCo was based on the design of OpCo, and the economic interest in OpCo held by the Partnership. We concluded that the Partnership’s interest in OpCo is significant to OpCo as it absorbs the risks resulting from OpCo’s by-design variability, it is not

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capped in any direction, and it represents 10% of the economic interests issued by OpCo. The Partnership is, therefore, considered to be OpCo’s primary beneficiary and it will consolidate OpCo’s operating results and financial position.

Financial Statements

General

39.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 3-12 of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Westlake Chemical Partners Predecessor

Note 1. Business and Basis of Presentation

Basis of Presentation, page F-17

40.	Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated. Refer to SAB Topic 1:B.1.

RESPONSE: We have revised the Registration Statement to state that all of the historical costs of running the ethylene business are included in the Predecessor’s combined carve-out financial statements and reflect all costs related to the operations of the Predecessor, including those incurred by the Parent on behalf of the Predecessor. Please see page F-19 of Amendment No. 1.

We have also revised the Registration Statement to reflect the following:

a) Cost of Sales allocation reflects the actual cost of Westlake employees incurred by Westlake on behalf of the Predecessor’s operations (see page F-27 of Amendment No. 1); and

b) Selling, general and administrative expenses allocation was primarily allocated on the basis of fixed assets and mainly consists of employee-related costs incurred by Westlake for corporate functions provided by Westlake on behalf of the ethylene business. See page F-27 of Amendment No. 1.

The material cost allocations included in selling, general and administrative expenses of $24.0 million, $22.5 million and $21.2 million for the years ended December 31, 2013, 2012 and 2011, respectively, disclosed in the table on page F-27 of Amendment No. 1 was allocated on the basis of fixed assets. Costs included in the selling, general and administrative expenses allocation that were allocated on a basis other than fixed assets are immaterial to the combined carve-out financial statements.

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Revenue Recognition, page F-21

41.	Please tell us what consideration you gave as to whether your long-term supply contracts contain a lease component pursuant to ASC 840.

RESPONSE: None of the long-term supply agreements between the Predecessor and purchasers of ethylene and ethylene co-products contained a lease as defined by the guidance in ASC 840. Historically, the Predecessor sold ethylene and associated co-products both on the spot market and under supply agreements. We considered the guidance in ASC 840-10-15-6 to determine whether any of our supply agreements and contracts contained a lease and concluded that none of the agreements conveyed the right to use specific property, plant or equipment. Historically, some ethylene and all ethylene co-products were sold to third parties, with the remaining ethylene sold to the Parent. After considering the historical amounts of co-products and ethylene net sales to third parties, we concluded that it would not be remote that the third parties would take more than a minor amount of the output produced by the property, plant or equipment. We respectfully note that on page F-15 of Amendment No. 1 (the Combined Carve-out Statements of Operations for the years ended December 31, 2013, 2012 and 2011), total third parties net sales as a percentage of total net sales were 25%, 33% and 27%, respectively.

Following the closing of this offering, we and OpCo will enter into a number of commercial agreements with Westlake, including the Ethylene Sales Agreement, none of which, with the exception of the Site Lease Agreement, will fall under the scope of ASC 840. To arrive at this conclusion we considered the guidance of ASC 840 and applied it to the provisions of certain of our and OpCo’s commercial agreements with Westlake.

Specifically, we identified one long-term supply agreement requiring an assessment as to whether or not it contained a lease component pursuant to ASC 840: the Ethylene Sales Agreement (which will be filed as an exhibit in a future amendment to the Registration Statement).

The Ethylene Sales Agreement explicitly identifies the property, plant and equipment that is to be the subject of the arrangement. However, it was concluded that the Ethylene Sales Agreement is outside of the scope of ASC 840 as it did not meet any of the conditions of ASC 840-10-15-6 because OpCo will retain the ability to operate the specified property, plant and equipment, as well as control the physical access to the specified property, plant and equipment. Although the price paid by Westlake for ethylene under the Ethylene Sales Agreement is neither contractually fixed nor equal to the current market price per unit of output, facts and circumstances do not indicate that it is remote that one or more parties other than Westlake will take more than a minor amount of the output that will be produced by the specified property, plant, or equipment during the term of the arrangement. The Ethylene Sales Agreement is intended to result in OpCo selling 5% of total ethylene production over the course of the agreement, as well as 100% of associated co-products, directly to third parties. Considering historical data for co-product and ethylene prices and yields, as well as forecasted prices and production, the share of total output to be taken by third parties over the term of the Ethylene

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Sales Agreement, as a result of ethylene and co-product sales, is expected to be over the 10% threshold typically interpreted in practice to mean a “minor” amount of the output produced by the specified property, plant and equipment over the life of the contract.

Undertakings, page II-2

42.	Please revise the undertaking that appears on page II-2 to clarify that the statement provided to common unitholders will include disclosure relating to transactions with the “General Partner or its affiliates” instead of with the “registrant or its subsidiaries”. See Item 20.B. of Industry Guide 5.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page II-2 of Amendment No. 1.

Index to Exhibits, page II-4

43.	Please file all required exhibits, such as the underwriting agreement, the legal opinion and tax opinion, and the material contracts listed as Exhibits 10.1 – 10.11 in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

RESPONSE: We acknowledge the Staff’s comment and plan to file all required exhibits in a timely manner in order to give the Staff sufficient time to review them prior to us requesting that the Registration Statement becomes or is declared effective.

Securities and Exchange Commission

June 6, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

By:	Westlake Chemical Partners GP LLC, its general partner

By:	/s/ L. Benjamin Ederington
Name:	L. Benjamin Ederington
Title:	Vice President, General Counsel and Secretary

Enclosures

cc:

David P. Oelman, Vinson & Elkins LLP

E. Ramey Layne, Vinson & Elkins LLP

William N. Finnegan IV, Latham & Watkins LLP